

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

DIVISION OF
CORPORATION FINANCE

September 2, 2009

<u>Via U.S. Mail and Facsimile to</u>

Larysa Dekhtyaruk-Chief Executive Officer
Loran Connection Corp.
190 Dzerjinskogo St., Ovidiopol,
Odesska obl., 67801,
Ukraine

Dear Ms. Dekhtyaruk:

Your most recent Form S-1/A filed on August 11, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

In your disclosure under Item 11(i) of Form S-1/A, please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your registration statement, please also disclose this fact under Item 11(i) of Form S-1/A. Refer to Item 11(i) of Form S-1 and Item 304 of Regulation S-K.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

DIVISION OF
CORPORATION FINANCE

Please advise us as to how you intend to address any re-audit requirements no later than September 16, 2009. If you have any questions, you may contact Juan Migone at 202-551-3312.

Sincerely,

Senior Assistant Chief Accountant